Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-261365
November 4, 2022

FAT BRANDS
FRESH. AUTHENTIC. TASTY.

# INVESTOR PRESENTATION

NOVEMBER 2022

FATBURGER
Buffalo's World Famous Wings
HURRICANE GRILL & WINGS
Johnny Rockets
Round Table Pizza Royalty
Elevation Burger
Hot Dog on a Stick
Twin Peaks
Yalla Mediterranean
Pretzelmaker
Marble Slab Creamery
native grill & wings
Ponderosa Steakhouse
Bonanza Steakhouse
Fazoli's
Great American Cookies


GREAT AMERICAN
ROUND TABLE
FATBURGER

# LEGAL DISCLAIMER

### Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www. sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

### Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future financial performance and growth of the Company, the Company's ability to open stores in the development pipeline, and the Company's ability to conduct future accretive and successful acquisitions and integrate acquired brands. Forward-looking statements reflect the Company's expectations concerning the future and are subject to significant business, economic and competitive risks, uncertainties and contingencies including, but not limited to, uncertainties surrounding the severity, duration and effects of the COVID-19 pandemic. These risks, uncertainties and contingencies are difficult to predict and beyond our control and could cause our actual results to differ materially from those expressed or implied in such forward-looking statements. We refer you to the documents that we file from time to time with the Securities and Exchange Commission, including the prospectus supplement and the accompanying prospectus and our reports on Form 10-K, Form 10-Q and Form 8-K, for a discussion of these and other risks and uncertainties that could cause our actual results to differ materially from our current expectations and from the forward-looking statements contained in this presentation. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this presentation.

# COMPANY OVERVIEW


Johnny
ROCKETS

FAT BRANDS
FRESH. AUTHENTIC. TASTY.

# FAT BRANDS IS A GLOBAL RESTAURANT FRANCHISING COMPANY

**FAT Brands Inc. ("FAT Brands", or the "Company") is a leading multi-brand restaurant franchising company**

- Public company (NASDAQ: FAT) that develops, acquires and markets quick-service, fast casual, casual dining and polished casual dining restaurant concepts
- Strategic focus on generating revenue through franchise fees and royalty streams via an asset-light model


*Global Restaurant Franchising Company*


*Asset-Light Business Model*


*Growth Driven by Organic Measures and Synergistic Acquisitions*


*Proven History of Acquiring & Integrating Brands onto FAT Platform*


*Opportunities to Eliminate Overhead by Consolidating Acquisitions onto FAT Platform*


*Significant Management Team Depth and Expertise*

# Q3 2022 PLATFORM SNAPSHOT

## FAT Brands Portfolio of Restaurants Continues to Expand and Has Global Reach

| | |
|---|---|
| 17 Brands | ~2,300 Worldwide Locations(1) |
| 40 Countries | 48 U.S. States |
| 95% Franchised Locations | 80% Domestic Locations |
| 762 Franchise Partners | 327 Multi-Unit Franchise Partners |

1,000+ Unit Development Pipeline



FAT BRANDS FRESH. AUTHENTIC. TASTY.

Existing FAT Brands locations

(1) Includes open locations and locations under construction as of September 25, 2022.

# DIVERSIFIED PORTFOLIO OF RESTAURANT CONCEPTS

## QSR

## Fast Casual

## Casual Dining

## Polished Casual

## Manufacturing / Supply Chain

## Unit Count (1)



416
387
(2)
300
226
218
218
188
106
51
41
38
37
23
14

(1) Includes open locations and locations under construction as of September 25, 2022.
(2) Includes 13 Nestlé® Toll House® Café by Chip® conversions currently under construction.

# MANUFACTURING & PRODUCTION FACILITY

**Acquired ~40,000 sq. ft. manufacturing and production facility in Atlanta, GA as part of the GFG transaction**

- Vertically integrated facility supplies Great American Cookies and Marble Slab Creamery franchisees with cookie dough, dry pretzel mix, and ancillary items
  - Manages entire supply chain from bulk ingredient ordering, to manufacturing and distribution
  - Produces approximately 13 million pounds of cookie dough batter per year and 3.5 million pounds of dry pretzel mix
- Generated $7.8mm in revenue in Q3 2022 and $24.6mm YTD Q3 2022
- High profit margin business with ~60% excess capacity
- Actively pursuing strategic initiatives to increase throughput at the factory via (i) organic growth of Great American Cookies and Pretzelmaker brands and (ii) third-party contract manufacturing opportunities
- On May 25, 2022, announced the acquisition of franchised Nestle® Toll House® Café by Chip® locations which will further increase utilization of the manufacturing and production facility as these locations re-brand to Great American Cookies

GREAT AMERICAN cookies™ MFG.



# PLATFORM BUILT FOR GROWTH

**FAT Brands has developed a robust management and systems platform that supports the expansion of its existing brands while enabling the accretive acquisition and efficient integration of additional restaurant concepts**


Public Relations
Staff Training
Site Selection
Digital & Media Strategy
Marketing & Advertising
Financial Planning
Supply Chain
Restaurant Design

**Scalable platform affords FAT Brands the opportunity to synergistically incorporate new concepts with minimal incremental corporate overhead costs**

# PRUDENT ACQUISITION STRATEGY

**Disciplined and selective approach to evaluate potential targets with a focus on brands with a proven track record of long-term, sustainable and profitable operating performance**

- Fund acquisitions with a combination of cash-on-hand, proceeds from securitization vehicles and the equity capital markets

## Tuck-In Acquisitions

- Similar to existing concept or category in the FAT portfolio
- Leverage existing FAT infrastructure to realize cost synergies by eliminating redundant overhead
- Franchise partners benefit from FAT's purchasing power

## Standalone High-Growth Acquisitions

- High growth concepts with strong development pipelines
- Management team remains in place to ensure continued success
- At the time of acquisition, Twin Peaks and Fazoli's had a combined pipeline of ~200 units to be built which has since grown to over 250 units

# Q3 2022

## HIGHLIGHTS


FATBURGER

FAT BRANDS
FRESH. AUTHENTIC. TASTY.

# YTD Q3 2022 HIGHLIGHTS


166.9% Sales Growth(1)
YTD Q3 2022 v YTD Q3 2021
System-Wide


7.0% SSS Growth (2)
YTD Q3 2022 v YTD Q3 2021
System-Wide


$1,623.9mm
System-Wide Sales
YTD Q3 2022


100 New Store Openings
YTD 2022 (3)


$303.4mm Total Revenue
YTD Q3 2022


$69.2mm Adj. EBITDA (4)
YTD Q3 2022

(1) System-wide sales growth reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

(2) Same-store sales growth reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open and in the FAT Brands system for at least one full fiscal year. For stores that were temporarily closed, sales in the current and prior period are adjusted accordingly. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Additionally, when we acquire a brand, it may take several months to integrate fully each location of said brand into the FAT Brands platform. Thus, we do not include stores in the comparable base until they have been open and in the FAT Brands system for at least one full fiscal year. For 2022, the comparable store base does not include concepts acquired during fiscal 2021.

(3) New store openings reflects the number of stores opened during a particular reporting period. The total number of new stores per reporting period and the timing of store openings has, and will continue to have, an impact on our results.

(4) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

# Q3 2022 VS. Q3 2021

## Royalties



$13.7mm
$22.8mm
Q3 2021
Q3 2022

## Revenue



$29.8mm
$103.2mm
Q3 2021
Q3 2022

## Systemwide Sales



$349.8mm
$548.2mm
Q3 2021
Q3 2022

## Adj. EBITDA (1)



$7.2mm
$24.6mm
Q3 2021
Q3 2022

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

# YTD Q3 2022 VS. YTD Q3 2021

## Royalties


$24.8mm
$65.4mm
YTD
Q3 2021
YTD
Q3 2022

## Revenue


$44.7mm
$303.4mm
YTD
Q3 2021
YTD
Q3 2022

## Systemwide Sales


$608.4mm
$1,623.9mm
YTD
Q3 2021
YTD
Q3 2022

## Adj. EBITDA (1)


$10.4mm
$69.2mm
YTD
Q3 2021
YTD
Q3 2022

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

# AVERAGE WEEKLY SALES IMPROVEMENTS

**Average weekly sales for domestic locations continue to outperform**



Domestic Average Weekly Sales (1)
$19,887
$20,285
$23,291
$20,716
$23,571
$24,624
$20,574
$23,758
$24,590
$19,993
$23,333
Q1
Q2
Q3
Q4
2019 AWS
2021 AWS
2022 AWS

(1) Represents average weekly sales for domestic locations that report sales on a weekly basis for all brands currently in the FAT portfolio, assuming brands were owned for the full historical period.

# 2023 STRATEGIC FOCUS

| | | |
|---|---|---|
| *Accelerate the Build-Out of 1,000+ Unit Organic Pipeline of New Stores* | *Rate & Re-Issue Securitized Debt Q2 2023 = Create Substantive Liquidity* | *Grow Factory Production to Utilize ~60% Excess Capacity* |
| *Drive Adj. EBITDA Growth* | *Redeem $95mm of 8.25% Series B Preferred Stock Q2 2023* | *Realize Purchasing Savings from ~$600mm in Purchasing Power* |

# EXPERIENCED MANAGEMENT TEAM

## Management Team

**Andrew Wiederhorn | President, CEO & Director**
Fog Cutter Capital, Founder of FAT Brands

**Ken J. Kuick | Chief Financial Officer**
Noodles & Company, VICI Properties, Caesars Entertainment

**Thayer Wiederhorn | Chief Operating Officer**
10+ years w/ Fog Cutter Capital and Fatburger

**Rob Rosen | EVP Capital Markets**
Kodiak Financial Group, Black Diamond Capital Management

**Allen Sussman | EVP & General Counsel**
Partner Loeb & Loeb LLP

**Taylor Wiederhorn | Chief Development Officer**
10+ years w/ Fog Cutter Capital and Fatburger

**Jenn Johnston | President QSR Division**
Global Franchise Group, NexCen Franchise Management

**Michael G. Chachula | Chief Information Officer**
The Coffee Bean & Tea Leaf, IHOP

**Joe Hummel | CEO Twin Peaks**
Twin Peaks, La Cima Restaurants, Hooters, Naturally Fresh

**Jacob Berchtold | President & COO Fast Casual Division**
15+ years w/ Fatburger

**Gregg Nettleton | President & COO Casual Dining Division**
GBS Enterprises, Black Angus Steakhouses, IHOP

**Mark Avery | Managing Director Supply Chain**
Applebee's, Burger King, Yum! Brands, McDonald's

**Mason Wiederhorn | Chief Brand Officer**
10+ years w/ Fog Cutter Capital and Fatburger

**Justin Nedelman | Chief Real Estate Officer**
Eureka! Restaurant Group, Fillmore Street Investments LP

**Doug Bostick | President Fazoli's**
20+ years w/ Fazoli's, Wendy's, Dairy Queen

**Raphael Tomlin | Chief Supply Chain Officer QSR Division**
Global Franchise Group, Country Home Bakers, Mission Foods

**Don Berchtold | EVP & Chief Concept Officer**
20+ years w/ Fog Cutter Capital

**Ron Roe | SVP Finance**
Fog Cutter Capital, Piper Jaffray

## Board of Directors

**James Neuhauser, CFA | Executive Chairman of the Board**
Stifel Nicolas & Co, Turtlerock Capital, Exec Committee FBR & Co, Trident Financial

**Edward Rensi | Vice Chairman of the Board**
Former President & CEO McDonald's USA, CEO Famous Dave's of America

**Kenneth J. Anderson | Director & Chair of Audit Committee**
Cedar Tree Capital, Aspiriant, Co-Founder Quintile Wealth Management, Arthur Andersen

**Squire Junger, CPA | Director**
Co-Founder Insight Consulting, Former Partner Arthur Andersen

**Amy V. Forrestal | Director**
Brookwood Associates, NationsBanc Montgomery Securities, Bank of America Securities

**Lynne Collier | Director**
ICR, Canaccord Genuity, Loop Capital

**Andrew Wiederhorn | President, CEO & Director**
Fog Cutter Capital, Founder of FAT Brands

# SUMMARY OF INVESTMENT HIGHLIGHTS


Global Restaurant Franchising Company


Asset-Light Business Model


Growth Driven by Organic Measures & Synergistic Acquisitions


Opportunities to Eliminate Overhead by Consolidating Brands onto FAT Platform


Proven History of Acquiring and Integrating Brands onto FAT Platform


Significant Management Team Depth and Expertise

# APPENDIX


SCAN ME
to sign up!
ELEVATION

# DEFINITIONS

**"EBITDA," a non-GAAP measure,** defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

**"Adjusted EBITDA," a non-GAAP measure,** defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

**"Adjusted net loss," a non-GAAP measure,** defined as net loss plus the impact of adjustments and the tax effects of such adjustments. Adjusted net loss is presented because we believe it helps convey supplemental information to investors regarding our performance, excluding the impact of special items that affect the comparability of results in past quarters to expected results in future quarters. Adjusted net loss as presented may not be comparable to other similarly titled measures of other companies, and our presentation of adjusted net loss should not be construed as an inference that our future results will be unaffected by excluded or unusual items. Our management uses this non-GAAP financial measure to analyze changes in our underlying business from quarter to quarter based on comparable financial results. Reconciliations of net loss attributable to FAT Brands Inc. presented in accordance with GAAP to EBITDA, adjusted EBITDA and adjusted net loss are set forth in the Appendix.

**"Same-store sales growth" or "SSS" a non-GAAP measure,** reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open and in the FAT Brands system for at least one full fiscal year. For stores that were temporarily closed, sales in the current and prior period are adjusted accordingly. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Additionally, when we acquire a brand, it may take several months to integrate fully each location of said brand into the FAT Brands platform. Thus, we do not include stores in the comparable base until they have been open and in the FAT Brands system for at least one full fiscal year. For 2022, the comparable store base does not include concepts acquired during fiscal 2021.

**"System-wide sales growth," a non-GAAP measure,** reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

# EQUITY CAPITALIZATION (1)

| | Ticker | Shares | Liquidation Preference | WAEP |
|---|---|---|---|---|
| **Series B Preferred Stock (2):** | NASDAQ: FATBP | 7,336,278 | $183,406,950 | N/A |
| **Common Stock: (3)** | NASDAQ: FAT<br>NASDAQ: FATBB | 15,305,907 (Class A)<br>1,270,805 (Class B) | N/A | N/A |
| **Options:** | N/A | 2,575,936 | N/A | $10.50 |
| **Warrants:** | NASDAQ: FATBW | 1,676,271 | N/A | $4.44 |

(1) As of September 25, 2022.
(2) Includes pro forma adjustment for the redemption of 1,821,831 shares of Series B Preferred Stock on October 21, 2022.
(3) Excludes 241,204 shares of Common Stock issuable upon conversion of a convertible subordinated promissory note issued to the sellers of Elevation Burger, which conversion right is exercisable at $12.00 per share and is subject to certain adjustments and restrictions

# CONSOLIDATED STATEMENT OF OPERATIONS

**FAT Brands Inc. Consolidated Statements of Operations**

| (In thousands) | Thirteen Weeks Ended September 25, 2022 | Thirteen Weeks Ended September 26, 2021 | Thirty-Nine Weeks Ended September 25, 2022 | Thirty-Nine Weeks Ended September 26, 2021 |
|---|---|---|---|---|
| Revenue | | | | |
| Royalties | $ 22,833 | $ 13,742 | $ 65,396 | $ 24,800 |
| Restaurant sales | 61,352 | 3,879 | 179,473 | 4,113 |
| Advertising fees | 9,479 | 5,483 | 28,408 | 8,043 |
| Factory revenues | 7,839 | 5,480 | 24,588 | 5,480 |
| Franchise fees | 754 | 1,087 | 2,763 | 2,109 |
| Management fees and other income | 965 | 90 | 2,782 | 148 |
| Total revenue | 103,222 | 29,761 | 303,410 | 44,693 |
| Costs and expenses | | | | |
| General and administrative expense | 28,751 | 10,589 | 74,188 | 20,214 |
| Cost of restaurant and factory revenues | 55,257 | 7,133 | 159,901 | 7,377 |
| Depreciation and amortization | 6,895 | 2,377 | 20,076 | 3,161 |
| Refranchising loss (gain) | 122 | (250) | 1,123 | (679) |
| Acquisition costs | — | 2,053 | 383 | 2,985 |
| Advertising fees | 11,185 | 5,483 | 33,038 | 8,043 |
| Total costs and expenses | 102,210 | 27,385 | 288,709 | 41,101 |
| Income from operations | 1,012 | 2,376 | 14,701 | 3,592 |
| Other (expense) income, net | | | | |
| Interest expense | (19,504) | (7,072) | (57,530) | (11,939) |
| Interest expense related to preferred shares | (4,967) | (173) | (11,681) | (725) |
| Net loss on extinguishment of debt | — | (13) | — | (6,418) |
| Other income, net | 538 | 64 | 3,919 | 189 |
| Total other expense, net | (23,933) | (7,194) | (65,292) | (18,893) |
| Loss before income tax expense | (22,921) | (4,818) | (50,591) | (15,301) |
| Income tax provision (benefit) | 516 | (1,183) | 4,789 | (3,303) |
| Net loss | (23,437) | (3,635) | $ (55,380) | (11,998) |
| Less: Net loss attributable to noncontrolling interest | — | (14) | — | (19) |
| Net loss attributable to FAT Brands Inc. | $ (23,437) | $ (3,621) | $ (55,380) | $ (11,979) |
| Basic and diluted loss per common share | $ (1.42) | $ (0.26) | $ (3.37) | $ (0.85) |
| Basic and diluted weighted average shares outstanding | 16,528,327 | 14,144,857 | 16,441,555 | 14,094,772 |
| Cash dividends declared per common share | $ 0.14 | $ 0.13 | $ 0.40 | $ 0.39 |

# CONSOLIDATED BALANCE SHEET

**FAT Brands Inc. Consolidated Balance Sheet as of September 25, 2022**

| | | September 25, 2022 |
|---|---|---|
| **(in thousands)** | | |
| Cash and restricted cash | $ | 48,765 |
| Total assets | $ | 1,224,194 |
| Total liabilities | $ | 1,330,663 |
| Total stockholders' equity | $ | (86,469) |

# CONSOLIDATED EBITDA & ADJ. EBITDA RECONCILIATION

**FAT Brands Inc. Consolidated EBITDA and Adjusted EBITDA Reconciliation**

| (In thousands) | Thirteen Weeks Ended September 25, 2022 | Thirteen Weeks Ended September 26, 2021 | Thirty-Nine Weeks Ended September 25, 2022 | Thirty-Nine Weeks Ended September 26, 2021 |
|---|---|---|---|---|
| Net loss attributable to FAT Brands Inc. | $ (23,437) | $ (3,621) | $ (55,380) | $ (11,979) |
| Interest expense, net | 24,471 | 7,245 | 69,211 | 12,664 |
| Income tax provision (benefit) | 516 | (1,183) | 4,789 | (3,303) |
| Depreciation and amortization | 6,895 | 2,377 | 20,076 | 3,161 |
| EBITDA | 8,445 | 4,818 | 38,696 | 543 |
| Provision for bad debts | 5,520 | 202 | 5,943 | 225 |
| Share-based compensation expenses | 2,035 | 258 | 6,081 | 488 |
| Non-cash lease expenses | 929 | 127 | 1,670 | 404 |
| Acquisition costs | — | 2,053 | 383 | 2,985 |
| Refranchising loss (gain) | 122 | (250) | 1,123 | (679) |
| Litigation costs | 6,906 | — | 14,170 | — |
| Severance | — | — | 526 | — |
| Net loss related to advertising fund deficit | (7) | — | 3 | — |
| Net loss on extinguishment of debt | — | 13 | — | 6,418 |
| Pre-opening expenses | 602 | — | 602 | — |
| Adjusted EBITDA | $ 24,552 | $ 7,221 | $ 69,197 | $ 10,384 |

# ADJUSTED NET LOSS RECONCILIATION

**FAT Brands Inc. Adjusted Net Loss Reconciliation**

| (In thousands, except share and per share data) | Thirteen Weeks Ended September 25, 2022 | Thirteen Weeks Ended September 26, 2021 | Thirty-Nine Weeks Ended September 25, 2022 | Thirty-Nine Weeks Ended September 26, 2021 |
|---|---|---|---|---|
| Net loss attributable to FAT Brands Inc. | $ (23,437) | $ (3,621) | $ (55,380) | $ (11,979) |
| Refranchising loss (gain) | 122 | (250) | 1,123 | (679) |
| Acquisition costs | — | 2,053 | 383 | 2,985 |
| Litigation costs | 6,906 | — | 14,170 | — |
| Severance | — | — | 526 | — |
| Net loss on extinguishment of debt | — | 13 | — | 6,418 |
| Tax adjustments, net | 158 | (446) | 1,534 | (1,883) |
| Adjusted net loss | $ (16,251) | $ (2,251) | $ (37,644) | $ (5,138) |
| | | | | |
| Loss per basic and diluted share | $ (1.42) | $ (0.26) | $ (3.37) | $ (0.85) |
| Adjusted loss per basic and diluted share | $ (0.98) | $ (0.16) | $ (2.29) | $ (0.36) |
| | | | | |
| Weighted average basic and diluted shares outstanding | 16,528,327 | 14,144,857 | 16,441,555 | 14,094,772 |

(1) Reflects the tax impact of the adjustments using the effective tax rate for the respective periods

# CONTACT

INVESTOR RELATIONS:

**ICR**
*MICHELLE MICHALSKI*
*IR-FATBRANDS@ICRINC.COM*
*646-277-1224*

MEDIA RELATIONS:

**FAT BRANDS**
*ERIN MANDZIK*
*EMANDZIK@FATBRANDS.COM*
*860-212-6509*